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September 15, 2005




Donald Blankenship
Chairman/President/CEO
Massey Energy Company
4 North 4th Street
Richmond, VA 23219

VIA FACSIMILE AND OVERNIGHT DELIVERY

Dear Mr. Blankenship,

         JANA Partners LLC ("we" or "us") beneficially owns 6.5% of Massey Energy Company ("Massey" or the "Company"). We are writing to thank you for taking the time to speak with us yesterday and to provide you with a summary of the analysis we shared with you (updated for the current stock price). As we discussed, we believe that the Company can and should unlock significant value through a meaningful share repurchase and believe that the time is now for Massey to take this step for its shareholders. We trust that you and the other members of the Company's Board of Directors (the "Board") will give prompt consideration to the following analysis which has led us to this conclusion.

         We start with the assumption that the Company assumes additional debt of $1.5 billion to repurchase its shares in a Dutch tender offer. Assuming a tender offer at a 10% premium to the recent share price of approximately $51, we believe Massey could purchase almost 27 million shares utilizing an additional $1.5 billion in debt, which would be instantly accretive to 2007 EPS by over 20% (assuming 89.3 million shares currently outstanding on a fully diluted basis).

         The actual benefit to shareholders however should be even more than first meets the eye. Assuming a target price based on a 10x multiple of 2007 earnings (which actually represents a discount to valuations for comparable companies), we believe Massey's stock could reach the $80 per share range, which would be almost 60% higher than the current price.(1) We believe this $1.40 difference in pre- vs. post-buyback EPS can clearly make a significant difference to the Company's share price when using a 10x earnings multiple - adding $14 per share of value.

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(1) Based upon $8.00 per share earnings, pro forma for the share buyback. Prior to the share buyback we estimate fully diluted 2007 EPS to be $6.60 per share.


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         Furthermore,  we  believe  any  steps  taken  to  put  the  appropriate capitalization into place today will be very well rewarded by the equity market. Not only is a Dutch tender highly accretive to EPS, it also would send a powerful signal to the market about the confidence that management and the board have in the Company and it would highlight their intent to take bold steps to maximize shareholder value. This should also help close the gap between Massey's discounted valuation relative to comparable public coal companies that have seen their share prices increase significantly more than Massey's year to date.

         We also believe the Company would be able to de-lever very quickly in light of the significant cash that will be generated over the next couple of years with the expected ramp in EBITDA. Given the good visibility the Company will have into revenues due to the ever-increasing percentage of forward tonnage being contracted at favorable prices, we believe this amount of leverage to be appropriate. Indeed, we believe that you acknowledged on our phone call that debt service of this level of debt would "not be a problem". We also believe that the free cash flow that Massey will generate in the next few years will lead to good credit metrics in the near-term. Using our assumption of $1.5 billion of additional debt, by the end of 2007 the Company's balance sheet will be under-levered again at under 1.0x net debt to EBITDA. Further, we believe that the $1.5 billion of incremental debt is reasonable given that we have excluded from our analysis the $307 million of 'in-the-money' convertible debt; therefore, conceptually a $1.5 billion share purchase would only represent a debt increase of $1.2 billion. We are aware that the Company has some internal growth initiatives which may have attractive return profiles. However, we do not believe that the pursuit of those opportunities and the implementation of a share buyback of this scale are mutually exclusive. In fact, the Company should continue to have the ability to fund its internal growth opportunities and we would support these efforts following a buyback.

         With respect to timing, we believe that a share repurchase as we have described here should be consummated promptly and that the Company should not delay in order to accumulate additional cash. The economics of a buyback diminish as the stock creeps higher, so buying an undervalued stock today for a lot less than the Company might be able to in the future is highly preferable to waiting and also goes much farther in creating long-term shareholder value. By the time Massey has enough cash to do a meaningful buyback (starting perhaps sometime in 2006) investors will likely be looking at 2007 earnings to value the stock, meaning the stock could likely be appreciably higher than it is today. We also do not believe that a buyback should be spread out over time. All too often, "time to time" buybacks result in too few shares being bought back especially as the price creeps higher. In contrast, a Dutch tender enables a company to have control over the price and number of shares repurchased as opposed to open market purchases. As the saying goes, "timing is everything".

         Although some companies initially express skepticism with the Dutch tender strategy, in our experience no one regrets implementing it after their stock sees the benefit. A Dutch tender represents a long-term solution to narrowing a valuation


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disparity and providing enhanced shareholder returns by permanently reducing the denominator in all per share calculations. A recent, and we believe highly instructive, example is the Dutch tender offer conducted by Kerr-McGee Corp. ("Kerr-McGee") which we and others urged the company to undertake. Kerr-McGee was in a similar situation to Massey in that the market did not recognize the company's true asset value, and the company was able to capitalize on this situation through a significant stock buyback. Despite initial concerns, Kerr-McGee ultimately undertook a significant share repurchase and saw its stock rise from around $60 at the beginning of the year to over $90 today. We encourage you to discuss the benefits of a significant share buyback with Luke
R. Corbett, the Chairman and CEO of Kerr-McGee, whom we believe deserves a great deal of credit for this bold and successful step.

         We would be more than happy to discuss the merits of doing a Dutch tender with the other members of the Board to help them understand the shareholder value that we believe would be generated by taking the aforementioned steps. Based upon informal conversations we have had with some of the larger shareholders of Massey, we believe a majority of Massey shareholders would be highly supportive of such a value-creating strategy. Please let us know if we can be of service in any of these regards.


Sincerely,



Barry Rosenstein
JANA Partners LLC
Managing Partner


BR/AR/CP


















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